EXHIBIT 99A

             DEFINITIVE COPY OF LETTER TO SHAREHOLDERS
                 OF FIRST NATIONAL COMMUNITY BANK

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                    FIRST NATIONAL COMMUNITY BANK
                      102 EAST DRINKER STREET
                      DUNMORE, PA 18512-2491
                         (717) 346-7667

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                           April 22, 1997


TO OUR SHAREHOLDERS:

     The Board of Directors of First National Community Bank (the "Bank") cordially invites you to attend the Annual Meeting of Shareholders which will commence at 2:00 p.m., prevailing time on Wednesday, May 21, 1997, at the Main Office of the Bank, 102 East Drinker Street, Dunmore, Pennsylvania 18512-2491.

     The Notice of Annual Meeting and the Proxy Statement on the following pages address the formal business of the meeting. The formal business schedule includes a proposal to approve and adopt a Plan of Reorganization and a Plan of Merger, and the election of eleven Bank Directors to serve for a one year term.

     At the Annual Meeting of Shareholders, the Board of Directors recommends that you vote in favor of the proposal to approve and adopt a Plan of Reorganization and Plan of Merger which will have the effect of reorganizing the Bank into a bank holding company. The Board of Directors believes that the formation of bank holding company at this time is an important and necessary part of the Bank's plans for the future.

     Under the proposed Plan of Reorganization, each share of Common Stock of the Bank presently held by you would be converted into one (1) share of Common Stock of First National Community Bancorp, Inc. (the "Holding Company"), a bank holding company whose only substantial asset would be all of the Common Stock of the Bank. If the Plan of Reorganization is approved and adopted, the Bank's shareholders (other than dissenting shareholders) will automatically become shareholders of the Holding Company. Since the Holding Company will own all of the outstanding shares of the Bank, your interest in the Bank at the time of the reorganization will remain essentially the same, except that it will be indirect rather than direct. The conversion of Common Stock of the Bank into Common Stock of the Holding Company will be tax free for federal income tax purposes.

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     THE BOARD OF DIRECTORS BELIEVES THAT THE PLAN OF
REORGANIZATION AND PLAN OF MERGER ARE IN THE BEST INTERESTS OF THE BANK AND ITS SHAREHOLDERS AND URGES YOU TO VOTE IN FAVOR OF THE PLAN OF REORGANIZATION AND PLAN OF MERGER. THE APPROVAL AND ADOPTION OF THE PLAN OF REORGANIZATION AND PLAN OF MERGER REQUIRES AN AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS (2/3) OF THE OUTSTANDING SHARES OF THE BANK'S COMMON STOCK. IT IS, THEREFORE, EXTREMELY IMPORTANT FOR YOU TO SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS SOON AS POSSIBLE IN THE PRE-ADDRESSED AND STAMPED ENVELOPE SUPPLIED FOR YOUR CONVENIENCE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

     We urge you to carefully review the enclosed Proxy
Statement/Prospectus that describes the Plan of Reorganization and the Plan of Merger proposal in detail. Again, your Board of Directors strongly recommends that you vote FOR the proposal.

     On behalf of the Board of Directors, thank you for your cooperation and continued support.

                                   Very truly yours,



                                   J. David Lombardi, President
                                   and CEO

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